Filed Pursuant to Rule 433 under the Securities Act of 1933, as amended

Registration Statement No. 333-229882

Supplementing the Preliminary Prospectus Supplement, dated November 8, 2019

(To Prospectus dated February 26, 2019)

Zimmer Biomet Holdings, Inc.

Pricing Term Sheet

€500,000,000 1.164% Notes due 2027

November 8, 2019

This pricing term sheet (the “Pricing Term Sheet”) is qualified in its entirety by reference to Zimmer Biomet Holdings, Inc.’s preliminary prospectus supplement, dated November 8, 2019 (the “Preliminary Prospectus Supplement”). The information in this Pricing Term Sheet supplements the information in the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Zimmer Biomet Holdings, Inc. (the “Company”)

Issuer Legal Entity Identifier:	2P2YLDVPES3BXQ1FRB91

Offering Format:	SEC Registered

Title of Securities:	€500,000,000 1.164% Notes due 2027 (the “Notes”)

Principal Amount:	€500,000,000

Maturity Date:	November 15, 2027

Coupon:	1.164%

Yield to Maturity:	1.164%

Benchmark German Government Security:	DBR 0.500% due August 15, 2027

Benchmark German Government Security Price; Yield:	107.14%; -0.404%

Spread to Benchmark German Government Security:	+156.8 basis points

Benchmark Mid-Swap:	8-year Mid-Swap

Benchmark Mid-Swap Yield:	0.014%

Spread to Benchmark Mid-Swap Yield:	+115 basis points

Interest Payment Date:	Annually in arrears on November 15 of each year, commencing on November 15, 2020

Date Count Convention:	ACTUAL/ACTUAL (ICMA)

Redemption Provisions:

The Company may redeem the Notes at its option, either in whole at any time or in part from time to time prior to September 15, 2027, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes being redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments on the Notes being redeemed, discounted to the date of redemption on an annual basis at the applicable Comparable Government Bond Rate plus 25.0 basis points, plus accrued and unpaid interest on the Notes being redeemed to, but excluding, the redemption date.

The Company may redeem all or part of the Notes at any time or from time to time on and after September 15, 2027, at the Company’s option, at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

In the event that certain developments affecting United States taxation would cause the Company to pay additional amounts with respect to the Notes as described under the caption “Description of the Notes–Tax Redemption” in the Preliminary Prospectus Supplement, the Company may, at any time at its option, redeem the Notes, in whole but not in part, at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest thereon to, but excluding, the date fixed for redemption.

Repurchase at the Option of Holders upon a Change of Control Repurchase Event:	If a Change of Control Repurchase Event occurs with respect to the Notes, the Company will be required to offer to repurchase the Notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest on the Notes to be repurchased to the date of repurchase, unless the Notes have been previously redeemed or called for redemption.

Price to Public:	100.00%

Aggregate Gross Proceeds:	€500,000,000

Underwriting Discount:	40.0 basis points

Aggregate Net Proceeds (Before Expenses):	€498,000,000

Trade Date:	November 8, 2019

Settlement Date*:	November 15, 2019 (T+5)

Minimum Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

CUSIP:	98956P AR3

ISIN:	XS2079105891

Common Code:	207910589

Ratings**:	Baa3 (Moody’s) / BBB (S&P)

Form of Notes:	One or more global notes deposited with, or on behalf of, Elavon Financial Services DAC, or a nominee thereof, as common depositary for Clearstream and Euroclear.

Joint Book-Running Managers:	BNP Paribas J.P. Morgan Securities plc MUFG Securities EMEA plc SMBC Nikko Capital Markets Limited

Senior Co-Managers:	Bank of Montreal, London Branch Credit Suisse Securities (Europe) Limited DNB Markets, Inc. Mizuho International plc

Co-Managers:

Citigroup Global Markets Limited

DZ Financial Markets LLC

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

Merrill Lynch International

PNC Capital Markets LLC

RBC Europe Limited

Siebert Williams Shank & Co., LLC

The Toronto-Dominion Bank

UniCredit Bank AG

U.S. Bancorp Investments, Inc.

Wells Fargo Securities International Limited

Expected Listing:	The Company will use its reasonable efforts to list the Notes on the New York Stock Exchange. The listing application will be subject to approval by the New York Stock Exchange. If the application is approved, trading of the Notes on the New York Stock Exchange is expected to begin within 30 days of the original issue date of the Notes. If such a listing is obtained, the Company will have no obligation to maintain such listing and may delist the Notes at any time.

Target Market (MiFID II Product Governance):	Eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

* The Company expects to deliver the Notes against payment therefor on or about November 15, 2019, which is the fifth London business day following the date of the pricing of the Notes (such settlement cycle being referred to as “T+5”). Under the EU Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes earlier than the second London business day before November 15, 2019 will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement, and so should consult their own advisors.

** An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. Each rating of the Notes should be evaluated independently of any other rating and of similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

This Pricing Term Sheet supplements the Preliminary Prospectus Supplement issued by the Company on November 8, 2019 relating to its prospectus dated February 26, 2019, Registration Statement No. 333-229882.

The Company has filed a registration statement (including a base prospectus) and the Preliminary Prospectus Supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and the accompanying base prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement, the final prospectus supplement (when available) and the accompanying base prospectus if you request it by calling BNP Paribas at 1-800-854-5674, J.P. Morgan Securities plc collect at +44-207-134-2468, MUFG Securities EMEA plc at +44-20-7577-2228 and SMBC Nikko Capital Markets Limited at +44-203-527-7552.

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